1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 13, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

2017 First Quarter Earnings Conference    Apr 13, 2017 © 2017 TSMC, Ltd

Agenda TSMC Property    Welcome                Elizabeth Sun    1Q17 Financial Results and 2Q17 Outlook                Lora Ho    Key Messages                Mark Liu                C.C. Wei                Lora Ho Q&A © 2017 TSMC, Ltd

Safe Harbor Notice TSMC Property    TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.    Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 13, 2017 and such other documents as TSMC may file with, or submit to, the SEC from time to time.    Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise. © 2017 TSMC, Ltd

Statements of Comprehensive Income TSMC Property Selected Items from Statements of Comprehensive Income 1Q17 1Q17 1Q17 1Q17 4Q16 1Q16 over over Guidance 4Q16 1Q16 (In NT$ billions) Net Revenue 233.91 236-239 262.23 203.50 -10.8% +14.9% Gross Margin 51.9% 51.5%—53.5% 52.3% 44.9% -0.4 ppt +7.0 ppts Operating Expenses (26.16) (27.18) (20.88) -3.8% +25.3% Operating Margin 40.8% 40.5%—42.5% 41.9% 34.6% -1.1 ppts +6.2 ppts Non-Operating Items 2.47 2.14 1.79 +15.4% +38.1% Net Income to Shareholders of the Parent Company 87.63 100.20 64.78 -12.5% +35.3% Net Profit Margin 37.5% 38.2% 31.8% -0.7 ppt +5.7 ppts EPS (NT Dollar) 3.38 3.86 2.50 -12.5% +35.3% ROE 24.6% 30.0% 20.7% -5.4 ppts +3.9 ppts Shipment (Kpcs, 12”-equiv. Wafer) 2,473 2,614 2,056 -5.4% +20.3% Average Exchange Rate--USD/NTD 31.16 32.00 31.77 33.14 -1.9% -6.0% *    Diluted weighted average outstanding shares were 25,930mn units in 1Q17. ** ROE figures are annualized based on average equity attributable to shareholders of the parent company. © 2017 TSMC, Ltd

1Q17 Revenue by Application operty © 2017 TSMC, Ltd

1Q17 Revenue by Technology TSMC Property 2017 TSMC, Ltd

Balance Sheets & Key Indices TSMC Property Selected Items from Balance Sheets 1Q17 4Q16 1Q16 (In NT$ billions) Amount % Amount % Amount % Cash & Marketable Securities 659.32 34.1% 632.11 33.5% 648.39 37.6% Accounts Receivable 109.03 5.6% 129.31 6.8% 96.96 5.6% Inventories 50.39 2.6% 48.68 2.6% 57.24 3.3% Long-term Investments 44.52 2.3% 46.15 2.5% 46.34 2.7% Net PP&E    1,037.36 53.6% 997.78 52.9% 844.31 48.9% Total Assets 1,934.66 100.0% 1,886.46 100.0% 1,726.53 100.0% Current Liabilities 321.58 16.6% 318.24 16.9% 235.89 13.7% Long-term Interest-bearing Debts 134.22 6.9% 153.12 8.1% 181.15 10.5% Total Liabilities 478.35 24.7% 496.41 26.3% 445.58 25.8% Total Shareholders’ Equity 1,456.31 75.3% 1,390.05 73.7% 1,280.95 74.2% Key Indices A/R Turnover Days 47 45 41 Inventory Turnover Days 44 41 54 Current Ratio (x) 2.6 2.6 3.4 Asset Productivity (x) 0.9 1.1 1.0 * Total outstanding shares were 25,930mn units at 3/31/17. ** Asset productivity = Annualized net revenue / Average net PP&E © 2017 TSMC, Ltd

Cash Flows TSMC Property (In NT$ billions) 1Q17 4Q16 1Q16 Beginning Balance 541.25 463.97 562.69 Cash from operating activities 161.01 185.22 121.53 Capital expenditures (102.51) (112.54) (38.14) Short-term loans (0.25) 19.13 (4.12) Investments and others (34.77) (14.53) (23.98) Ending Balance 564.73 541.25 617.98 Free Cash Flow(1) 58.50 72.68 83.39 (1) Free cash flow = Cash from operating activities – Capital expenditures © 2017 TSMC, Ltd

2Q17 Guidance TSMC Property Based on our current business outlook and exchange rate assumption, management    expects:    Revenue to be between NT$ 213 billion and NT$ 216 billion, at a forecast exchange rate of 30.5 NT dollars to 1 US dollar    Gross profit margin to be between 50.5% and 52.5%    Operating profit margin to be between 39% and 41% © 2017 TSMC, Ltd

Recap of Recent Major Events TSMC Property TSMC Recognizes Outstanding Suppliers at Supply Chain Management Forum ( 2017/02/23 ) TSMC’s Board of Directors Proposes NT$7 Cash Dividend Per Share, Approved the Election of Two Additional Directors to the Board and Authorized the Chairman to Nominate Dr. Mark Liu and Dr. C.C. Wei as Candidates, and Approves 2017 Annual General Meeting to be Held on June 8, 2017 ( 2017/02/14 )                Please visit TSMC’s website (http://www.tsmc.com) and Market Observation Post System                (http://mops.twse.com.tw) for details and other announcements © 2017 TSMC, Ltd

TSMC Property http://www.tsmc.com invest@tsmc.com © 2017 TSMC, Ltd